DiVall Insured Income Properties 2, L.P.
Quarterly News

August 16, 2021

TWO PROPERTIES LISTED FOR SALE

We have entered into listing agreements for two properties with limited upside potential except for lower capitalization rates correlating to lower interest rates. The first property is a Wendy's in an "opportunity zone" in Augusta, GA. The second property is our Brakes4Less which was a re-purposed Wendy's in Augusta, GA, which opened two years ago. The Brakes4Less is not a use consistent with our restaurant portfolio.

We would hope to sell these properties in late 2021 or early 2022. The net sales proceeds will be distributed.

DIRECT DEPOSIT NOW AVAILABLE FOR FUTURE DISTRIBUTIONS

Direct deposit to your bank account is now available through ACH (Automated Clearing House). Please send a signed letter of instruction with a voided check attached to Investor Relations (see contact information on page 2). Or you can contact Investor services directly to request a Change of Distribution Option form.

DISTRIBUTION HIGHLIGHTS

$200,000 ($4.32 per unit) will be distributed for the second quarter of 2021 on or about August 16, 2021.

Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the late 1980's; the Partnership has distributed approximately $79 million to investors, from both operations and strategic sales.

INSIDE THIS ISSUE

ADVISORY BOARD MEMBER THOUGHTS

Jesse Small is the largest unitholder of DiVall2 and a long-serving Advisory Board member. He requested an opportunity to express his simple and unadulterated thoughts to fellow limited partners as follows (unedited):

"Over the past 28 years the Advisory Board has watched the following items happen:

1. *DiVall's finances improve*
2. *DiVall's income stability increase*
3. *DiVall's net asset value per unit improve*

All these items are directly caused by the stewardship of our general partner.
Great job Bruce take us into the future"
JESSE SMALL

Albert Kramer also expressed a desire to comment on his perspective on the partnership's journey toward its current portfolio as follows:

"I have been an investor in the Partnership for 27 years and a member of the Advisory Board for most of those years, participating in quarterly meetings and conference calls with management, outside counsel and auditors. I concur 100% in Jesse Small's comments. I have seen over the years how Bruce Provo strengthened the Partnership by selling underperforming properties, retaining financially strong tenants, and renegotiating leases with enhanced terms. As an investor, I am extremely pleased with the direction Mr. Provo has provided to the Partnership."
ALBERT KRAMER

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901

PHONE: 1-844-932-1769
FAX: 1-415-485-4553

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***
  Your distribution correspondence for the Third Quarter of 2021 is scheduled to be mailed on or about November 15, 2021.

- ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

- ***How do I have a question answered in the next Newsletter?***
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.

- ***I've moved. How do I update my account registration?***
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2021 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2020 Annual Report on Form 10-K was filed with the SEC on March 26, 2021, which also can be accessed via the websites listed.